EXHIBIT 4.2

[Letterhead of the Non-Ferrous Metal Mineral Geological Survey Center*]

2003 REPORT ASSESSING THE BAUXITE RESOURCES/RESERVES OF

ALUMINUM CORPORATION OF CHINA LIMITED**

In order to disclose to the public the available bauxite reserves and non-reserve bauxite resources of its mines and its jointly operated mines as at December 31, 2003, Chalco, in February 2004, engaged the Non-Ferrous Metal Mineral Geological Survey Center* (the “Survey Center”) to carry out an assessment of its bauxite resources/reserves in 2003 and submit the 2003 Report Assessing the Bauxite Resources of Aluminum Corporation of China Limited. The data and perspectives presented in the report were based on information provided by Chalco and the relevant mines. The information has been examined and deemed reliable by the Survey Center.

The bauxite required by Chalco’s alumina refineries comes from three sources: mines owned by Chalco, jointly operated mines and other ore providers. This report only assesses the resources of the 8 mines owned by Chalco, totaling 43 stopes (mining areas/sections), and 14 jointly operated mines. When compared to the scope of the assessment carried out by SRK in 2001 and the Survey Center in 2002, this assessment adds the Xiangwang and Chaichang stopes of the Shanxi branch’s Xiaoyi mine and the Baiquan stope of the Shandong branch’s Yangquan mine among the mines owned by Chalco and the five jointly operated mines, namely Shangtan, Yangpo, Shaping, Jindui and Shicao, added by the Shanxi branch. A total of three stopes in self-owned mines and five jointly operated mines have been added. The remaining mines (stopes) are consistent with the scope of the assessment carried out by SRK in 2001. Accordingly, the subject of this assessment remains the eight self-owned mines and nine jointly operated mines assessed by SRK in 2001. Additionally, three new stopes in self-owned mines and five new jointly operated mines were assessed.

The eight new mining areas are located in Shanxi Province. They are stable sedimentary hydraulic bauxite deposits which are free of major disturbances. The reserves were estimated based on the extent of the continuous ore bodies as delimited by marginal grade, industrial grade, admissible thickness and admissible maximal thickness of interlayer. The extent of the ore bodies was determined by the exploration samples which attained industrial grade and the polygon formed by linking the actual sampling locations. The ore grade was calculated by using the sample length weighting method. The Survey Center deemed the number of samples taken sufficient for this type of mineral deposit.

According to SRK’s mineral deposit grouping, these eight new mining areas fall into group three, namely thin-bed mineral deposits. The ore bodies are not characterized by any abrupt change in thickness or quality. The reserve classification determined in accordance with the changes in the thickness and quality of the ore bodies and the exploration net is shown in Table 1.

Table 1. Sample Net Used To Estimate Bauxite Reserves

Name of mineral deposit	Mineral deposit grouping	Sample net	Reserve classification
Xiangwang, Chaichang, Shangtan	Group 3 - stable sedimentary mineral deposit without any major disturbances	50 x 50 m	proven (grade controlled, A grade)
Yangpo, Shaping, Jindui		100 x 100 m or 70 x 70 m	proven (B grade)
Shicao, Baiquan		140 x 140 m or 200 x 200 m	probable (C grade)

The methods and principles used in the current resource assessment are completely consistent with those of SRK and comply with the relevant provisions of the US Securities and Exchange Commission’s Industry Guide 7. Specifically, the assessment is based on the basic database of the 2002 Report Assessing the Bauxite Resources of Chalco and the data sources are the information on bauxite reserves, adjusted production plans, extraction loss rate, depletion rate, ore body floor and adjacent formation grade as at December 31, 2003 provided by the head office and branches of Chalco and mining output in 2003. The new data as at December 31, 2003 was substituted for the old data (as at December 31, 2002) in the basic database of the 2002 Report Assessing the Bauxite Resources of Chalco, then analyzed, induced and collated to produce the bauxite reserves and non-reserve bauxite resources held by Chalco as at December 31, 2003 and bauxite consumption in 2003.

Based on the data provided by Chalco and after considering extraction loss and depletion, the proven and probable bauxite resources which have been incorporated into approved mine production plans and which fall within the current scope of the mining permits were estimated and converted into reserves. All proven and probable resources which have not yet been included in the production plans are listed separately as non-reserve bauxite resources. Tables 2(a) and (b) show the bauxite reserves and non-reserve bauxite resources contained in Chalco’s mines as at December 31, 2003. Tables 3(a) and (b) show the data on the resources of the 14 jointly operated mines. One hundred percent of the ore produced by the jointly operated mines is sold to Chalco. The data in Tables 3(a) and (b) does not include the other 12 jointly operated mines not assessed by the Survey Center.

As at December 31, 2003, Chalco’s mines had bauxite reserves of 181.7 million tonnes and the jointly operated mines had bauxite reserves of 25.3 million tonnes. In addition to the aforementioned reserves, Chalco’s mines had 82.4 million tonnes of non-reserve bauxite resources and the jointly operated mines had 21.7 million tonnes of non-reserve bauxite resources. The aforementioned proven and probable reserves fully comply with the US Securities and Exchange Commission’s Industry Guide 7. When making a decision, investors should mainly consider these reserves.

Tables 4(a) and (b) and Tables 5(a) and (b) respectively show the consumption of bauxite reserves and non-reserve bauxite resources in Chalco’s mines and the jointly operated mines in 2003. Chalco’s mine reserves increased by 27.3 million tonnes and non-reserve resources decreased by 12.3 million tonnes, translating into a total reserve and resource increase of 15 million tonnes in self-owned mines; jointly operated mine reserves increased by 0.2 million tonnes and non-reserve resources increased by 2.7 million tonnes, translating into a total reserve and resource increase of 2.9 million tonnes in jointly operated mines. This indicates that Chalco’s progress in acquiring bauxite resources in 2003 was good.

The negative number for consumption indicates that, this year as compared to last year, reserves/non-reserve resources did not decrease but increased. The main reasons for this are adjustments to production plans, the new stopes and jointly operate mines and the exploration upgrades that increased reserves or non-reserve resources this year.

The main reasons for the decrease in reserves in this assessment are extraction and exploration related decreases. New delimitation of ore bodies also resulted in a reduction in some reserves. The main reason for the increase in reserves was the adjustments to production plans which caused the conversion of non-reserve resources into reserves, resulting in a decrease in non-reserve resources. Additionally, changes in extraction loss rate and depletion rate also caused small increases or decreases in reserves. The main reason for the increase in non-reserve resources was the three new self-owned mine stopes and the five new jointly operated mines.

(Signed) Yang Bing	March 25, 2004

Yang Bing:	senior resource geologist, state-registered mineral reserve assessor and vice-chairman of the Non-Ferrous Metal Mineral Geological Survey Center.

*	Translator’s Note:

The name of this entity has been translated by us and may not be its actual English name, if any.

**	This document is an English translation of the original Chinese document

Table 2 (a)

Estimate of Bauxite Reserves at Chalco Mines

			As at December 31, 2003
Arranged by Enterprise, Mine and Stope			Estimate of Available Bauxite Reserves
Enterprise	Mine	Stope	Qty.	Al2O3	SiO2	Al/Si Ratio
			Million tonnes	%	%	A:S
Pingguo	Pingguo	Natang, Gu’an, Bulu, Neiyin, Burong, Nadou, Naduan	49.0	60.5	5.6	10.8
		Taiping(1)	45.6	54.3	3.5	15.5
Guizhou	Mine #1	Xiaoshanba	9.7	66.8	12.1	5.5
	Mine #2	Changchong River, Yanlong, Lindai	12.8	68.1	9.5	7.2
Shanxi	Xiaoyi	Ke’e, Xihedi	21.6	63.7	13.5	4.7
Zhengzhou	Mianchi	Guangou	7.1	67.2	9.6	7.0
	Luoyang	Zhangyaoyuan, Jiagou	15.0	61.6	9.4	6.5
	Xiaoguan	Chadian, Zhulingou	17.1	64.4	15.6	4.1
Shandong	Yangquan	Baijiazhuang, Shantounan	3.8	60.1	12.4	4.8

Total (Avg)			181.7	60.9	8.2	7.4

Arranged according to reserve grade
Proven reserves			35.7	63.6	8.3	7.7
Probable reserves			146.0	60.2	8.2	7.4

Total (Avg.) reserves			181.7	60.9	8.2	7.4

Table 2 (b)

Estimate of Non-Reserve Bauxite Resources at Chalco Mines

			As at December 31, 2003
Arranged by Enterprise, Mine and Stope			Available Non-Reserve Bauxite Resources
Enterprise	Mine	Stope	Qty.	Al2O3	SiO2	Al/Si Ratio
			Million tonnes	%	%	A:S
Pingguo	Pingguo	Yalang	14.1	48.9	10.2	4.8
		North Taiping, South Taiping(1)	6.1	50.6	4.0	12.6
Guizhou	Mine #2	Changchong River, Yanlong, Lindai	2.4	66.5	11.3	5.9
Shanxi	Xiaoyi	Ke’e, Xihedi, Xiangwang,(2) Chaichang(2)	25.5	67.6	10.6	6.4
Zhengzhou	Xiaoguan	Hongtupo	31.0	65.2	13.9	4.7
Shandong	Yangquan	Baiquan(2)	3.2	64.1	11.3	5.7

Total (Avg)			82.4	62.1	11.3	5.5

(1)	Extraction has not yet commenced at Taiping stope. This report presents data on resources, reserves and production plans. At present no production data or information on transport arrangements are available.
(2)	Xiangwang, Chaichang and Baiquan in Table 2(b) are new stopes added by Chalco in 2003.

Table 3 (a)

Estimate of Bauxite Reserves at Chalco’s Jointly Operated Mines(1)

		As at December 31, 2003
Arranged by Enterprise and Mine		Estimate of Available Bauxite Reserves
Enterprise	Jointly Operated Mine	Qty.	Al2O3	SiO2	Al/Si Ratio
		Million tonnes	%	%	A:S
Guizhou	Goujiang	1.2	64.4	10.1	6.4
Shanxi	Wenquanxiang	6.2	60.3	10.0	6.0
Zhengzhou	Zhanggou Hongda	0.2	69.1	7.6	9.1
	Shecun	2.1	64.2	13.4	4.8
	Jiagou(2)	1.2	65.9	10.7	6.2
	Zhishe	0.0	68.6	9.7	7.1
	Dujiagou	3.3	69.2	8.5	8.1
	Xiangcaowa	1.1	69.4	6.8	10.2
	Jiajiawa	10.0	70.5	7.4	9.5

Total (Avg)		25.3	66.7	9.0	7.4

Arranged according to reserve grade
Proven reserves		13.4	69.4	8.1	8.6
Probable reserves		11.9	63.7	9.9	6.4

Total (Avg.) reserves		25.3	66.7	9.0	7.4

Table 3 (b)

Estimate of Non-Reserve Bauxite Resources at Chalco Jointly Operated Mines(1)

		As at December 31, 2003
Arranged by Enterprise and Mine		Available Non-Reserve Bauxite Resources
Enterprise	Jointly Operated Mine	Qty.	Al2O3	SiO2	Al/Si Ratio
		Million tonnes	%	%	A:S
Guizhou	Goujiang	2.6	66.9	7.7	8.7
Shanxi	Wenquanxiang	0.0	0.0	0.0	0.0
	Shangtan(3)	0.6	71.1	7.4	9.6
	Yangpo(3)	2.1	64.0	9.0	7.1
	Shaping(3)	1.8	69.8	9.3	7.5
	Jindui(3)	1.6	62.9	11.5	5.5
	Shicao(3)	1.4	69.4	9.2	7.5
Zhengzhou	Shecun	5.9	65.2	13.0	5.0
	Dujiagou	2.6	69.5	8.3	8.4
	Xiangcaowa	0.9	72.5	4.1	17.9
	Jiajiawa	2.1	72.8	6.0	12.1

Total (Avg)		21.7	67.5	9.5	7.1

(1)	Tables 3(a) and (b) do not include the other 12 jointly operated mines not assessed by the Investigation Center.
(2)	Note the difference between Jiagou (Chinese characters) and Jiagou (Chinese characters). Jiagou (Chinese characters) is a stope owned by the Luoyang mine whereas Jiagou (Chinese characters) is a jointly operated mine. The pinyin transliteration of both is the same, thus making them easy to confuse.
(3)	Shangtan, Yangpo, Shaping, Jindui and Shicao in Table 3(b) are new jointly operated mines added by Chalco in 2003.

Table 4 (a)

Decrease in Bauxite Reserves at Chalco Mines(1)

Arranged by Enterprise, Mine and Stope			Qty. Available at Yearend	Qty. Available at Yearend	Decrease in Reserves in
Enterprise	Mine	Stope	2002 (Million tonnes)	2003 (Million tonnes)	2003 (Million tonnes)
Pingguo	Pingguo	Natang, Gu’an, Bulu, Neiyin, Burong, Nadou, Naduan(2)	44.8	49.0	-4.2
		South Taiping, North Taiping(3)	19.4	45.6	-26.2
Guizhou	Mine #1	Xiaoshanba	9.8	9.7	0.0
	Mine #2	Changchong River, Yanlong, Lindai	13.7	12.8	0.9
Shanxi	Xiaoyi	Ke’e, Xihedi	22.3	21.6	0.7
Zhengzhou	Mianchi	Guangou	6.8	7.1	-0.3
	Luoyang	Zhangyaoyuan, Jiagou	16.8	15.0	1.8
	Xiaoguan	Chadian, Zhulingou	17.1	17.1	0.0
Shandong	Yangquan	Baijiazhuang, Shantounan	3.8	3.8	0.0

Total			154.4	181.7	-27.3

Arranged according to reserve grade
Proven reserves			30.7	35.7	-5.0
Probable reserves			123.7	146.0	-22.3

Total			154.4	181.7	-27.3

Table 4 (b)

Decrease in Non-Reserve Bauxite Resources at Chalco Mines(1)

Arranged by Enterprise, Mine and Stope			Qty. Available at Yearend	Qty. Available at Yearend	Decrease in Non-Reserve Resources
Enterprise	Mine	Stope	2002 (Million tonnes)	2003 (Million tonnes)	in 2003 (Million tonnes)
Pingguo	Pingguo	Jiangzhou, Yalang, Naduan(4)	20.4	14.1	6.3
		North Taiping, South Taiping	32.6	6.1	26.4
Guizhou	Mine #2	Changchong River,Yanlong, Lindai	2.7	2.4	0.3
Shanxi	Xiaoyi	Ke’e, Xihedi, Xiangwang,(5) Chaichang(5)	8.0	25.5	-17.5
Zhengzhou	Xiaoguan	Hongtupo	31.0	31.0	0.0
Shandong	Yangquan	Baiquan(5)		3.2	-3.2

Total			94.7	82.4	12.3

(1)	Negative figures in the tables indicate that reserves or non-reserve resources this year have increased over last year.

(2)	The Naduan stope is not included in the quantity available at the end of 2002.

(3)	The decrease at South Taiping and North Taiping: quantity available at South Taiping at the end of 2002 - quantity available at Taiping (South Taiping + North Taiping) at the end of 2003.

(4)	The figure for the end of 2002 is the amount available at Jiangzhou, Yalang and Naduan stopes, whereas the figure for the end of 2003 is the quantity available at the Jiangzhou and Yalang stopes.

(5)	Xiangwang, Chaichang and Baiquan are new stopes added by Chalco in 2003.

Table 5 (a)

Decrease in Bauxite Reserves at Chalco Jointly Operated Mines(1)

Arranged by Enterprise and Mine		Qty. Available at Yearend	Qty. Available at Yearend	Decrease in Reserves in
Enterprise	Jointly Operated Mine	2002 (Million tonnes)	2003 (Million tonnes)	2003 (Million tonnes)
Guizhou	Goujiang	1.2	1.2	0.0
Shanxi	Wenquanxiang	6.9	6.2	0.7
Zhengzhou	Zhanggou Hongda	0.3	0.2	0.1
	Shecun	2.1	2.1	0.0
	Jiagou(2)	2.4	1.2	1.1
	Zhishe	0.1	0.0	0.1
	Dujiagou	3.3	3.3	0.0
	Xiangcaowa	0.5	1.1	-0.6
	Jiajiawa	8.4	10.0	-1.6

Total		25.1	25.3	-0.2

Arranged according to reserve grade
Proven reserves		13.0	13.4	-0.4
Probable reserves		12.1	11.9	0.2

Total		25.1	25.3	-0.2

Table 5 (b)

Decrease in Non-Reserve Bauxite Reserves at Chalco Jointly Operated Mines(1)

Arranged by Enterprise and Mine		Qty. Available at Yearend	Qty. Available at Yearend	Decrease in Non-Reserve Resources
Enterprise	Jointly Operated Mine	2002 (Million tonnes)	2003 (Million tonnes)	in 2003 (Million tonnes)
Guizhou	Goujiang	2.8	2.6	0.2
Shanxi	Wenquanxiang	2.1	0.0	2.1
	Shangtan(3)		0.6	-0.6
	Yangpo(3)		2.1	-2.1
	Shaping(3)		1.8	-1.8
	Jindui(3)		1.6	-1.6
	Shicao(3)		1.4	-1.4
Zhengzhou	Shecun	6.0	5.9	0.1
	Dujiagou	2.9	2.6	0.3
	Xiangcaowa	1.4	0.9	0.6
	Jiajiawa	3.8	2.1	1.6

Total		19.1	21.7	-2.7

(1)	Negative figures in the tables indicate that reserves or non-reserve resources this year have increased over last year.
(2)	Note the difference between Jiagou (Chinese characters) and Jiagou (Chinese characters). Jiagou (Chinese characters) is a stope owned by the Luoyang mine whereas Jiagou (Chinese characters) is a jointly operated mine. The pinyin transliteration of both is the same, thus making them easy to confuse.
(3)	Shangtan, Yangpo, Shaping, Jindui and Shicao in Table 4(b) are new jointly operated mines added by Chalco in 2003.